UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Akcea Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L 10 7

(CUSIP Number)

July 19, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)
☒	Rule 13d-l(c)
☐	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972L 10 7

1.	Names of Reporting Persons. NOVARTIS PHARMA AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,250,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7% (1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on 64,197,879 shares of the Issuer’s common stock outstanding as of July 19, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 13, 2017 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2017 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 2,343,750 shares of Common Stock within 30 days from the date of the Final Prospectus.

Item 1.
	(a)	Name of Issuer Akcea Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 55 Cambridge Parkway, Cambridge, Massachusetts 02142

Item 2.
(a)

Name of Person Filing

This statement is filed on behalf of each of the following persons:

(i)   Novartis Pharma AG, with respect to shares held by it; and

(ii)  Novartis AG, as the publicly owned parent of Novartis Pharma AG, with respect to the shares held by Novartis Pharma AG.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
	(c)	Citizenship Novartis AG and Novartis Pharma AG are each corporations organized under the laws of Switzerland.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 00972L 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
(a)

Amount beneficially owned:

Novartis Pharma AG is the record owner of 6,250,000 shares of Common Stock of the Issuer. As the indirect parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these securities.

(b)

Percent of class:  9.7%

Based on 64,197,879 shares of the Issuer’s common stock outstanding as of July 19, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 13, 2017 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2017 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 2,343,750 shares of Common Stock within 30 days from the date of the Final Prospectus.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote. 0
(ii) Shared power to vote or to direct the vote. of 6,250,000
(iii) Sole power to dispose or to direct the disposition of. 0
(iv) Shared power to dispose or to direct the disposition of. of 6,250,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

NOVARTIS PHARMA AG

By:	/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

By:	/s/ Stefan Thommen
Name: Stefan Thommen
Title: Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

By:	/s/ Katja Roth Pellanda
Name: Katja Roth Pellanda
Title: Authorized Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Reference	Exhibit Description

A	Evidence of Signature Authority

B	Joint Filing Agreement

Exhibit A

Evidence of Signature Authority

Excerpt from Commercial Register of Novartis AG:

Commercial register of canton Basel-Stadt

CHE-103.867.266	Novartis AG	Basel	9

All data

In	Mo	Ca	Personal Data	Function	Signature
73			Kirsch, Harry Werner, deutscher Staatsangehöriger, in Therwil	member of the management	joint signature at two
73			Rehm, Christian Jakob, von Ruschein, in Muttenz		joint signature at two
73			Götz Staehelin, Dr. Claudia, von Basel, in Riehen		joint signature at two
73		86m
74			Schubert Santana, Isabelle Andrea, von Altstätten, in Therwil		joint signature at two
76			Baert, Steven Lodewijk Margareta Anna Katrien, belgischer Staatsangehöriger, in Arlesheim	member of the management	joint signature at two
	76		Brokatzky-Geiger, Dr. Jürgen, deutscher Staatsangehöriger, in Lörrach (DE)		joint signature at two
76		84
76			Jones, Susan Elizabeth, australische Staatsangehörige, in Basel		joint signature at two
76		82
77			Weiss, Daniel Andreas, von Basel, in Biel-Benken		joint signature at two
	78		Kaul, Siddharth, amerikanischer Staatsangehöriger, in Reinach BL		joint signature at two
	80	88
82			Andrews, Prof. Dr. med. Nancy Catherine, amerikanische Staatsangehörige, in Chapel Hill (NC/US)	member of the board of directors	without signing rights
83			Penepent, Paul Lewis, amerikanischer Staatsangehöriger, in Basel		joint signature at two
84			Roth Pellanda, Katja Nicole, von Basel, in Basel		joint signature at two
84			Finnie, Nicholas James, britischer Staatsangehöriger, in Basel		joint signature at two
	84		PricewaterhouseCoopers AG (CHE-393.441.652), in Basel	auditor
	85		Landolt, Pierre, von Aarau, in Lissabon (PT)	member of the board of directors	without signing rights
	86		Brupbacher, Dr. Oliver Mark, von Wädenswil, in Basel		joint signature at two
88			Büchner, Anthonius, niederländischer Staatsangehöriger, in Amsterdam (NL)	member of the board of directors	without signing rights
88			Doherty, Mary Elizabeth, britische Staatsangehörige, in Gerrards Cross (GB)	member of the board of directors	without signing rights
88		93m
89			Schreiner, Peter Christian, von Visp, in Muttenz		joint signature at two
	90		Ehrat, Dr. Felix Rudolf, von Lohn SH, in Zug	member of the management	joint signature at two
92		94m			joint signature at two
92			Arnet, Thomas, von Arlesheim, in Arlesheim
92			Meyer, Christopher Allen, amerikanischer Staatsangehöriger, in Oberwil (BL)		joint signature at two
	93		Emery, Jean-Baptiste, von Estavayer, in Fribourg		joint signature at two
	94		van Houten, François, genannt Frans, niederländischer Staatsangehöriger, in Amstelveen (NL)	member of the board of directors	without signing rights

Basel, 25.07.2017 22:47	The information above is given with not commitment and is in no way legally binding.

Excerpt from Commercial Register of Novartis Pharma AG

Commercial register of canton Basel-Stadt

CHE-106.052.527	Novartis Pharma AG	Basel	5

All data

In	Mo	Ca	Personal Data	Function	Signature
1		9
1		16
1		26
1			Legowski, Sabina, von St. Gallen, in Pfeffingen		joint signature at two
1			Levi, Barbara, italienische Staatsangehörige, in Basel		joint signature at two
1		29
1		10
1			Mager, Knut, deutscher Staatsangehöriger, in Basel		joint signature at two
1		32
1			Marti Romero, Francisco Tadeo, spanischer Staatsangehöriger, in Basel		joint signature at two
1		32
1		32
1			Meier, Oliver Werner, deutscher Staatsangehöriger, in Auggen (DE)		joint signature at two
1		8
1			Mills, Jacqueline, britische Staatsangehörige, in Tagsdorf (FR)		joint signature at two
1			Moran-Adams, Lena, britische Staatsangehörige, in Basel		joint signature at two
1		2
1			Ortscheit, Ralph, von Basel, in Pfeffingen		joint signature at two
1			Oser, Markus Joseph, von Schönenbuch, in Basel		joint signature at two
1			Owens, Matt, amerikanischer Staatsangehöriger, in Oberwil BL		joint signature at two
1		38
1			Pfirter, Simone, von Pratteln, in Pratteln		joint signature at two
1			Pope, Gavin Daniel, britischer Staatsangehöriger, in Aesch BL		joint signature at two
1		11m
1		15
1			Rehm, Christian Jakob, von Ruschein, in Muttenz		joint signature at two
1			Roth, Claus Christian, deutscher Staatsangehöriger, in Basel		joint signature at two
1		33
1			Schade, Andreas, deutscher Staatsangehöriger, in Grenzach-Wyhlen (DE)		joint signature at two
1		32
1			Schneider, Fabienne, französische Staatsangehörige, in Oltingue (F)		joint signature at two
1		29
1			Sitzler Spicher, Lilly Monique, von Basel und Ueberstorf, in Allschwil		joint signature at two
1		23m
1			Steel, Michael, britischer Staatsangehöriger, in Binningen		joint signature at two
1		8
1			Sullivan, Marvelle, amerikanische Staatsangehörige, in Basel		joint signature at two
1			Thommen, Stefan, von Bubendorf, in Ramlinsburg		joint signature at two
1			Tougas, Gervais, kanadischer Staatsangehöriger, in Magglingen		joint signature at two
1		15
1		24
1		24
1		32
1		13m
1			Wipfli, Daniel, von Erstfeld, in Dübendorf		joint signature at two
1		32

Basel, 25.07.2017 22:48	Continuation on the following page

Commercial register of canton Basel-Stadt

CHE-106.052.527	Novartis Pharma AG	Basel	8

All data

In	Mo	Ca	Personal Data	Function	Signature
32			Sandschafer, Scott Anthony, amerikanischer Staatsangehöriger, in Bottmingen		joint signature at two
33			Baert, Steven Lodewijk Margareta Anna Katrien, belgischer Staatsangehöriger, in Arlesheim		joint signature at two
33			Orlandi, Nicola, italienischer Staatsangehöriger, in Riehen		joint signature at two
33			Takei, Dr. Naoki Daniel, von Wyssachen, in Rheinfelden		joint signature at two
33			Vall-Llossera Ferran, Jorge Juan, spanischer Staatsangehöriger, in Binningen		joint signature at two
	34		Splisgardt, Dr. Marc, von Schaffhausen, in Binningen		joint signature at two
35			Bugnon, Bertrand Richard René, von Fribourg, in Belfaux		joint signature at two
35			de la Paz, Minerva Fernando, amerikanische Staatsangehörige, in Muttenz		joint signature at two
35			Schreiner, Peter Christian, von Visp, in Muttenz		joint signature at two
35			van Rijn, Petrus Cornelius Rolandus, niederländischer Staatsangehöriger, in Galgenen		joint signature at two
	36		Turgut Noto, Saide Yeliz, türkische Staatsangehörige, in Pfeffingen		joint signature at two
	37		Ehrat, Dr. Felix Rudolf, von Lohn SH, in Zug	member of the board of directors	joint signature at two
	38		Heynen, Bruno, von Bellach, in Solothurn		joint signature at two
	38		Roth Pellanda, Katja Nicole, von Basel, in Basel	secretary (out of the board)	joint signature at two
38			Bouwmeester, Antonius Johannes Maria, genannt Tewis, niederländischer Staatsangehöriger, in Freiburg (DE)		joint signature at two
38			Leuenberger, Matthias, von Melchnau, in Binningen		joint signature at two
38			von Arx, Gregor Johannes, von Zullwil, in Riehen		joint signature at two
	39		Klemm, Christian, deutscher Staatsangehöriger, in Oberwil (BL)		joint signature at two
	40		Emery, Jean-Baptiste, von Estavayer, in Fribourg		joint signature at two
	40		Schubert Santana, Isabelle Andrea, von Altstätten, in Therwil		joint signature at two

Basel, 25.07.2017 22:48	The information above is given with not commitment and is in no way legally binding.

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Akcea Therapeutics, Inc. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to any such statement and any such amendment. The undersigned further agree that each party hereto is responsible for the timely filing of such statements and amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 26th day of July, 2017.

NOVARTIS PHARMA AG

/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

/s/ Stefan Thommen
Name: Stefan Thommen
Title: Authorized Signatory

NOVARTIS AG

/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

/s/ Katja Roth Pellanda
Name: Katja Roth Pellanda
Title: Authorized Signatory